Illington Funds

427 Bedford Road

Suite 230

Pleasantville, New York 10570

November 17, 2006

Patricia Williams

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re:  Illington Funds, Securities Act registration no. 333-05208, Investment Company Act file no. 811-09156

Dear Mrs. Williams:

Thank you for the oral comments you provided to us on Thursday, November 16, 2006 regarding the Illington Funds’ (the “Trust”) November 6, 2006 preliminary proxy statement filed on Schedule 14A under the Securities and Exchange Act of 1934 (the “Preliminary Proxy”).  This letter responds to your oral comments in the order in which you made them.  The Trust is filing a definitive proxy statement (the “Definitive Proxy”) along with this letter.

The Monetta Trust – Young Investor Fund Prospectus

1.

You commented that the Preliminary Proxy did not include a statement concerning the safe harbor provided under Section 15(f) of the Investment Company Act of 1940, and that the Definitive Proxy should include such a statement.

We have made revisions to the Definitive Proxy addressing Section 15(f) of the Investment Company Act of 1940.  The Trust has historically had a three-member Board of Trustees and, in accordance with the guidance provided by Rule 0-1(a)(7)(i)  under the Investment Company Act of 1940, has maintained at all times relevant to this transaction at least two disinterested Trustees.  The Trustees have agreed that the Trust will have at least two independent Trustees so long as there are only three Trustees, and will have at least three quarters of the Trustees be independent if there are four or more Trustees in the future.  Given the Board’s history and the size of the Trust’s assets, the Board of Trustees believes that it is sufficiently independent from the Trust’s investment adviser, and that adding a third independent Trustee solely to establish the independence of three quarters of the Board of Trustees is unnecessary at this point.

* * * * * * *

In accordance with your request, we note the following:

1. The Trust is responsible for the accuracy and adequacy of the disclosures in the Trust’s filings;

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

3. The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of fund filings or in response to staff comments on fund filings.

We believe that this letter addresses all of the issues you raised and that we have taken appropriate steps to address your comments and questions.

Please do not hesitate to contact me if you have further questions or comments.

Very truly yours,

/s/ Richard Cutshall

Richard Cutshall

Seyfarth Shaw LLP

cc:

Salvatore M. Capizzi, President

Jeffrey J. Unterreiner, Chief Compliance Officer, Illington Funds